<LOGO> KPMG

            Two Central Park Plaza
            Suite 1501
            Omaha, NE 68102

            233 South 13th Street, Suite 1600
            Lincoln, NE 68508-2041


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
First Omaha Funds, Inc.:


We have examined management's assertion, included in its representation letter, that First Omaha Funds, Inc., comprised of the Equity Fund, Fixed Income Fund, Growth Fund, Short/Intermediate Fixed Income Fund, Balanced Fund and the Small Cap Fund, (collectively, the "Funds") complied with the provisions of subsection
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2000, and during the period November 30, 1999 (the date of our last examination) through March 31, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000 and the period November 30, 1999 through March 31, 2000, with respect to securities transactions:

      - Confirmation of all securities, if any, held by institutions in book entry form (Federal Reserve Bank, Goldman Sachs, Federated Bank and The Depository Trust Company);

      - Confirmation or examination of underlying documentation of all securities purchased but not received;


      - Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

      - Agreement of one security purchase and one security sale or maturity since the date of our last report from the books and records of the Fund to broker receipts.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that First Omaha Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 and for the period from November 30, 1999 through March 31, 2000 is fairly stated in all material respects.

This report is intended solely for the information and use of management of First Omaha Funds, Inc. and the Securities and Exchange Commission and is not intended to be, and should not be used by any other parties.


/s/ KPMG LLP

May 24, 2000

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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17F-2


     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                  Date examination completed:  March 31, 2000
                                               --------------

  1. Investment Company 1940 Act File Number:   811-8846

  2. State Identification Number:               NE

  3. Exact number of investment company         1933 Act Registration #33-85982
     as specified in registration statement:    1940 Act Registration #811-8846

  4. Address of principal executive office:     First Omaha Funds, Inc.
                                                One First National Center
                                                Sixteenth and Dodge Street
                                                Omaha, Nebraska 68102-1596

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